Exhibit 99.1

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES ITS 2024
PROVED RESERVES INCREASED 24 PERCENT TO A NET PRESENT VALUE OF US$535 MILLION WITH A FIVE WELL DRILLING PROGRAM CURRENTLY UNDERWAY

Thousand Oaks CALIFORNIA, March 13, 2025 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI) is providing the results of its December 31, 2024, independent reserves evaluation. All amounts are in US$ unless otherwise stated.

Wolf Regener, President and CEO, commented: “We are very pleased with the large growth we had in Proved Reserves, which grew by 24% to 40.2 million barrels of oil equivalent (“BOEs”), as well as our Proved Developed Producing (“PDP”) reserves, which grew by 15% to 9 million BOEs. This growth is a result of the wells that we drilled last year and the impact of our longer laterals. In 2024, our percentage of PDP versus Total Proved reserves decreased to 22% from 24%, even though our PDP reserves grew, because our Proved reserves increased by 7.8 BOEs.

We are also pleased that the Net Present Value (“NPV”) of the PDP reserves increased by 5% even as the forecast pricing used in the reserve report decreased compared to the prior year, and we produced over 1.27 million BOEs last year.

“Despite the lower pricing used in the reserve report, our Proved Reserves value of US$534.7 million (NPV discounted at 10%) increased by 11% from the 2023 independent reserves evaluation due to the increase in reserves. This results in a pre-tax per share value at December 31, 2024 of US$15.08/share or CAD$21.70/share.

“We look forward to continuing our success with the 4 Lovina wells (100% working interest), which we just started drilling. The drilling rig is scheduled to move over to drill the Forguson 17-20-3H well (Kolibri operated with 46% working interest) on our east side acreage immediately after the Lovina wells have been drilled. The east side acreage, where Kolibri has approximately 3,000 net acres, is not included in the reserve report. The Caney target for the Forguson well has very similar characteristics and thickness as in the main part of the field in Kolibri’s proved acreage, except that it is shallower. If the Forguson well proves to be economic, in addition to adding cash flow, it could lead to many additional development locations for the Company.

“We expect our 2025 drilling program, which currently includes drilling and completing seven longer lateral wells, as well as completing two previously drilled 1-mile laterals, to continue to significantly increase the Company’s cash flow and add incremental value to our shareholders.”

2024 Gross Reserves Summary

●	Total Proved Reserves of 40.2 million BOEs

- an increase of 24% from the December 31, 2023, estimate

●	Proved plus Probable Reserves of 53.6 million BOEs

- a decrease of 1% from the December 31, 2023, estimate

●	Proved plus Probable plus Possible Reserves of 71.5 million BOEs

- a decrease of 10% from the December 31, 2023, estimate

Net Present Value of Reserves discounted at 10%

●	Total Proved Reserves before tax of US$534.7 million

- an increase of 11% from the December 31, 2023, estimate

●	Proved plus Probable Reserves before tax of US$691.1 million

- a decrease of 4% from the December 31, 2023, estimate

●	Proved plus Probable plus Possible Reserves before tax of US$904.7 million

- a decrease of 8% from the December 31, 2023, estimate

The evaluation of the Company’s reserves in the Caney formation of the Tishomingo Field in the SCOOP area of Oklahoma was conducted by Netherland, Sewell & Associates, Inc. (“NSAI”) in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

The above total Proved reserves are attributed to the 36 Caney wells, four Woodford wells (4.9% working interest for the Company), and the drilling of 39.95 net additional wells over the next five years. The Probable reserves are attributed to the drilling of 8.5 net additional wells over the next six years. The wells in NSAI’s 2024 report are planned at 107 to 213 acre spacing (6 wells per section) on approximately 17,134 net acres.

	Summary of Oil & Gas Reserves
	Tight Oil		Shale Gas		Natural Gas Liquids		MBOEs
Reserve Category	KEI Gross (Mbbl)	Net (Mbbl)	KEI Gross (MMcf)	Net (MMcf)	KEI (Mbbl)	Net (Mbbl)	KEI (Mbbl)	Net (Mbbl)
Proved
Developed Producing	6,168	4,826	6,958	5,439	1,706	1,334	9,034	7,066
Undeveloped	20,364	16,119	26,248	20,771	6,442	5,082	31,161	24,663
Total Proved	26,532	20,945	33,207	26,210	8,128	6,416	40,195	31,729
Probable	9,160	7,240	10,410	8,216	2,547	2,010	13,442	10,619
Total Proved Plus Probable	35,692	28,185	43,616	34,426	10,675	8,426	53,636	42,348
Possible	13,334	10,711	11,075	8,854	2,710	2,166	17,889	14,353
Total Proved Plus Probable Plus Possible	49,025	38,896	54,691	43,279	13,385	10,592	71,525	56,701

Net Present Value of Future Net Revenue

As of December 31, 2024

Forecast Prices & Costs

	Net Present Value of Future Net Revenue ($ millions)
	Before Income Tax					After Income Tax
Reserve Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
United States
Proved
Developed Producing	304.8	219.2	172.5	143.7	124.3	304.8	219.2	172.5	143.7	124.3
Undeveloped	884.9	535.7	362.2	262.1	198.1	605.8	391.9	268.0	192.2	143.2
Total Proved	1,189.7	755.0	534.7	405.8	322.4	910.5	611.1	440.5	335.9	267.5
Probable	516.9	258.2	156.4	105.9	76.8	383.0	206.4	124.9	83.5	60.2
Total Proved Plus Probable	1,706.6	1,013.1	691.1	511.7	399.2	1,293.5	817.5	565.4	419.4	327.7
Possible	838.3	375.7	213.6	138.1	96.3	621.1	299.2	165.2	102.3	69.1
Total Proved Plus Probable plus Possible	2,544.9	1,388.8	904.7	649.8	495.5	1,914.6	1,116.7	730.6	521.7	396.8

Note: All dollar values are expressed in U.S. dollars and may not add due to rounding.

The Company’s reserves are derived from non-conventional oil and gas activities. The Company’s reserves are contained in a shale oil reservoir from which light/medium oil is produced and gas and natural gas liquids are produced as by-products. In previous statements, the light/medium oil was referred to as “tight oil”.

These after-income tax net present values reflect the tax burden on the Company’s Tishomingo Field interests on a standalone basis, do not consider the business-entity-level tax situation or tax planning, and do not provide an estimate of the value at the level of the business entity, which may be significantly different. The financial statements and the management’s discussion and analysis (MD&A) of the Company should be consulted for information at the level of the business entity.

Readers are referred to the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil & Gas Information for the year ended December 31, 2024, which can be accessed electronically from the SEDAR+ website at www.sedarplus.ca, for additional information.

“BOEs” refers to barrels of oil equivalent. BOEs/boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of provided plus probable plus possible reserves. The present value of estimated future net revenues referred to herein does not represent fair market value and should not be construed as the current market value of estimated crude oil and natural gas reserves attributable to the Company’s properties. Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plant where it is treated and sold as natural gas and NGLs.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws, including statements regarding estimates of reserves and future net revenue and cash flow, expectations regarding additional reserves and statements regarding Caney wells development, including plans, anticipated results, and timing and the Company’s working interest, and expectations regarding the Company’s 2025 drilling program. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Estimated reserves and future net revenue have been independently evaluated by NSAI with an effective date of December 31, 2024. This evaluation is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, will vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. Estimates of after-tax net present value are dependent on a number of factors including utilization of tax-loss carry forwards. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations. Forward-looking information regarding Caney wells development and expectations regarding additional reserves are based on plans and estimates of management and interpretations of exploration information by the Company’s exploration team at the date the information is provided and is subject to several factors and assumptions of management, including that required regulatory approvals and capital will be available when required, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes or shortages are encountered, that the development plans of the Company and its co-venturers will not change, and is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information, including that anticipated results and estimated costs will not be consistent with managements’ expectations, the risk of commodity price and foreign exchange rate fluctuations, the Company or its subsidiaries not being able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that capital is not available when required, that unexpected geological results are encountered and that equipment failures, permitting delays or labor or contract disputes or shortages are encountered.

Information on other important economic factors or significant uncertainties that may affect components of the reserves data and the other forward looking statements in this release are contained in the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil & Gas Information for the year ended December 31, 2024, the Company’s Management Discussion and Analysis and the Company’s Annual Information Form under “Risk Factors”, which are available under the Company’s profile at www.sedarplus.ca. The Company undertakes no obligation to update forward-looking statements, other than as required by applicable law.